SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2025

Commission File No. 1-8887

TransCanada PipeLines Limited
(Translation of Registrants’ Names into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      ☐                      Form 40-F                      ☑

Exhibit 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form F-10 (File Nos. 333-267323 and 333-283633).

EXHIBIT INDEX

99.1	Schedule of earnings coverage calculations at December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2025	TRANSCANADA PIPELINES LIMITED

	By:	/s/ Sean P. O'Donnell
Sean P. O'Donnell
Executive Vice-President, Strategy and Corporate Development and Chief Financial Officer

	By:	/s/ Yvonne Frame-Zawalykut
Yvonne Frame-Zawalykut
Vice-President and Corporate Controller